Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND THE PROCEDURAL RULES OF THE BOARD OF DIRECTORS

The board (the “Board”) of directors of China Southern Airlines Company Limited (the “Company”) announces that the Board convened the second meeting of the ninth session of the Board on 27 August 2021 and approved, among others, the resolutions in relation to the proposed amendments (the “Proposed Amendments”) to the Articles of Association of the Company (the “Articles of Association”) and to the Procedural Rules of the Board of Directors.

The Proposed Amendments are made pursuant to the following reasons:

(1) the provisions in relation to the General Committee of the Board and the “repurchase shares” in the Articles of Association were amended to reflect the amendments to the Company Law of the People’s Republic of China, Guidelines for the Articles of Association of Listed Companies, Rules Governing the Listing of Stocks on Shanghai Stock Exchange, other laws and regulations and the actual situation of the Company; and

(2) in order to further improve the standardization and effectiveness of the operation of the Board, some provisions of the Procedural Rules of the Board of Directors were amended to reflect the regulatory requirements and the actual situation of the Company.

The details of the Proposed Amendments are as follows:

1. Table of Amendments to the Articles of Association

No.	Existing Articles	Proposed Amendments
Article 38

The Company may, in accordance with laws, administrative regulations, departmental constitution documents and these Articles of Association and subject to the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:

(1) Cancellation of shares for the reduction of its capital;

(2) Merging with another company that holds shares in the Company;

(3) The Company awarding its employees with shares;

(4) Where the shareholders disagree on the resolutions passed by the shareholders’ general meeting on the merger or division of the Company so much that they request the company to acquire their shares;

(5) Other circumstances permitted by laws and administrative regulations.

Save for the above circumstances, the Company shall not perform any act of repurchase of its own shares otherwise.

The Company may, in accordance with laws, administrative regulations, departmental constitution documents and these Articles of Association, repurchase shares of the Company:

(1)   Reducing the registered capital of the Company;

(2)   Merging with another company that holds shares in the Company;

(3)   Offering shares for the employee’s share scheme or as equity incentives;

(4)   Where the shareholders disagree on the resolutions passed by the shareholders’ general meeting on the merger or division of the Company so much that they request the company to acquire their shares;

(5)   When shares are being used to satisfy the conversion of corporate bonds convertible into shares issued by the Company;

(6)   When safeguarding corporate value and shareholders’ equity as the Company deems necessary;

(7)   Other circumstances permitted by laws and administrative regulations.

Save for the above circumstances, the Company shall not purchase of its own shares otherwise.

Article 39

The Company may, with the approval of the relevant State governing authority for repurchasing its shares, conduct the repurchase in one of the following ways:

(1) Making a pro rata general offer of repurchase to all its shareholders;

(2) Repurchase through public dealing on a stock exchange;

(3) Repurchase by an off-market agreement outside a stock exchange.

The Company may buy back its shares through public centralized trading or other methods as recognized by laws and regulations and the securities regulatory authorities and the stock exchange(s) in the place where the Company’s shares are listed.

Where the buyback of shares by the Company falls under any of the circumstances stipulated in clauses (3), (5) and (6) of the first paragraph of Article 38 of the Articles of Association, such buyback shall be conducted through public centralized trading method.

Article 41

Where the Company repurchases its own shares due to reasons as set out in clauses (1) to (3) of Article 38, it shall obtain the prior approval of the shareholders by a resolution at a shareholders’ general meeting. After the Company repurchases its shares pursuant to Article 38, the shares in respect of the circumstances described in clause (1) shall be cancelled within ten days from the day of purchase; and those in respect of the circumstances described in clauses (2) and (4) shall be transferred or cancelled within six months. The Company shall deduct the carrying amount of the shares cancelled from its share capital, and shall process registration of changing in registered capital with the original registrar.

The maximum number of shares repurchased by the Company pursuant to clause (3) of Article 38 shall not exceed 5% of its total issued shares; and repurchase shall be fund out of the profit after tax of the Company; the shares purchased shall be transferred to the employees within one year.

Where the Company purchases its own shares due to reasons as set out in clauses (1) and (2) of Article 38, it shall obtain the prior approval of the shareholders by a resolution at a shareholders’ general meeting. Where the Company purchases its own shares under any of the circumstances stipulated in clauses (3), (5) and (6) of Article 38, subject to the laws, regulations, and the listing rules of the place where the Company’s shares are listed, it may be resolved by a Board meeting at which more than two-thirds of directors present in accordance with the provisions of these Articles of Association or the authorization of the shareholders’ general meeting. After the Company purchases its shares pursuant to Article 38, the shares in respect of the circumstances described in clause (1) shall be cancelled within ten days from the day of purchase; and those in respect of the circumstances described in clauses (2) and (4) shall be transferred or cancelled within six months. The shares in respect of the circumstances described in clause (3), (5) and (6), the aggregated number of shares of the Company held by itself shall be not more than 10% of the total issued shares of the Company and shall be transferred or cancelled within three years.

Where the laws and regulations or the listing rules of stock exchange(s) in the place where the Company’s shares are listed has any other provisions in respect of the purchase of shares, such provisions shall prevail.

Article 49

Shares of the Company held by the promoters shall not be transferred within one year commencing from the establishment of the Company. Shares issued prior to the public offer of shares of the Company shall not be transferred within one year from the date when the shares were listed on a stock exchange.

Directors, supervisors and senior administrative officers of the Company shall periodically report to the Company shares of the Company held by them and any changes thereof, and shall not transfer more than 25% of the shares held by them during their term of office, while shares of the Company held by them must not be transferred within one year commencing from the date on which the shares of the Company were listed. The aforesaid persons shall not transfer the shares of the Company held by them within six months commencing from the termination of their service.

Any gains from any sales of shares of the Company by any director, supervisor and senior administrative officer of the Company within six months after the share are bought, or any gains from any purchase of shares of the Company by any of the aforesaid parties within six months after the share are sold shall be disgorged and paid to the Company and the Board of Directors shall recover such gains from the abovementioned parties. In case the Board of Directors failed to perform in compliance with this provision, the responsible directors shall be jointly liable for such default.

If the Board of Directors fails to comply with the aforesaid provision, the shareholders may demand the Board of Directors to implement such provision within thirty days. Where the Board of Directors fails to implement such provision within the aforesaid period, the shareholders may initiate proceedings in the People’s Court in their own names to protect the interest of the Company.

Shares of the Company held by the promoters shall not be transferred within one year commencing from the establishment of the Company. Shares issued prior to the public offer of shares of the Company shall not be transferred within one year from the date when the shares were listed on a stock exchange.

Directors, supervisors and senior administrative officers of the Company shall periodically report to the Company shares of the Company or other securities of equity nature held by them and any changes thereof, and shall not transfer more than 25% of the shares held by them during their term of office, while shares of the Company held by them must not be transferred within one year commencing from the date on which the shares of the Company were listed. The aforesaid persons shall not transfer the shares of the Company held by them within six months commencing from the termination of their service.

Any gains from any sales of shares of the Company by any director, supervisor and senior administrative officer of the Company within six months after the share are bought, or any gains from any purchase of shares of the Company by any of the aforesaid parties within six months after the share are sold shall be disgorged and paid to the Company and the Board of Directors shall recover such gains from the abovementioned parties. In case the Board of Directors failed to perform in compliance with this provision, the responsible directors shall be jointly liable for such default.

If the Board of Directors fails to comply with the aforesaid provision, the shareholders may demand the Board of Directors to implement such provision within thirty days. Where the Board of Directors fails to implement such provision within the aforesaid period, the shareholders may initiate proceedings in the People’s Court in their own names to protect the interest of the Company.

Article 56	No changes in the shareholders’ register due to the transfer of shares may be made within thirty days before the date of a shareholders’ general meeting or within five days before the record date for the Company’s distribution of dividends.	No changes in the shareholders’ register due to the transfer of shares may be made within thirty days before the date of a shareholders’ general meeting or within five days before the record date for the Company’s distribution of dividends. Where the laws, administrative regulations, departmental rules, normative rules and the stock exchange(s) or the regulatory authorities in the place where the Company’s shares are listed has any other provisions, such provisions shall prevail.

Article 204	The Board of Directors may set up General Committee, Strategy and Investment Committee, Audit and Risk Management Committee, Nomination Committee, Remuneration and Evaluation Committees and Aviation Safety Committee and other special committees. General Committee and each committee shall be comprised of directors, among which, General Committee shall be comprised of Chairman and executive directors, while the majority of Audit and Risk Management Committee, Nomination Committee, Remuneration and Evaluation Committee shall be independent directors and the chairman shall be independent director. In the Audit and Risk Management Committee at least one independent director shall be an accounting professional.	The Board of Directors may set up Strategy and Investment Committee, Audit and Risk Management Committee, Nomination Committee, Remuneration and Evaluation Committees and Aviation Safety Committee and other special committees. Each committee shall be comprised of directors, among which, the majority of Audit and Risk Management Committee, Nomination Committee, Remuneration and Evaluation Committee shall be independent directors and the chairman shall be independent director. In the Audit and Risk Management Committee at least one independent director shall be an accounting professional.

2. Table of Amendments to the Procedural Rules of the Board of Directors

No.	Existing articles	Proposed amendments
36

The Board of Directors shall exercise the following duties and powers:

......

7) Formulate the annual financial budget plan and final accounting plan of the Company;

8) Formulate profit distribution plan and plan for making up losses of the Company;

9) Decide on matters on external guarantee in accordance with the laws, administrative regulations, listing rules of the stock exchange(s) at the place where the Company is listed and requirements of the Articles of Association; any above-mentioned matters on external guarantee which are required to be approved by the shareholders’ general meeting shall be submitted to the shareholders’ general meeting for review after being approved;

10) Formulate proposals for increases or reductions in the Company’s registered capital and for the issuance and listing of the bond or other securities of the Company;

The Board of Directors shall exercise the following duties and powers:

......

7) Review and approve the provision for asset impairment whose aggregate annual amount accounting for over 10% (inclusive) of the Company’s latest audited net assets, in addition to impairment provision made by the Company in accordance with accounting estimation principles and aging analysis;

8) Review and approve adjustments in significant accounting policy and changes in accounting estimate;

9) Formulate the annual financial budget plan and final accounting plan of the Company;

10) Formulate profit distribution plan and plan for making up losses of the Company;

11) Prepare plans for major acquisition, repurchase of the Company’s shares or mergers, division and dissolution of the Company;

12) Decide on the establishment of the Company’s internal management structure;

13) Pursuant to the Chairman’s nomination to appoint or dismiss the Company’s president, the secretary of the Board of Directors and decide the remunerations thereof; and pursuant to the president’s nominations to appoint or dismiss the vice-presidents, the chief financial officer, the general economic officer, the chief engineer, the chief pilot and other senior management of the Company and decide the remunerations thereof;

......

11) Decide on external investment, acquisition and disposal of assets, matters on external guarantee, asset mortgage, entrusted financial management, connected transactions, etc. of the Company within the authority granted by the shareholders’ general meeting and in accordance with the laws, administrative regulations, listing rules of the stock exchange(s) at the place where the Company is listed and requirements of the Articles of Association; any above-mentioned matters which are required to be approved by the shareholders’ general meeting shall be submitted to the shareholders’ general meeting for review after being approved by the Board of Directors;

12) Formulate proposals for increases or reductions in the Company’s registered capital and for the issuance and listing of the bond or other securities of the Company;

13) Prepare plans for major acquisition, repurchase of the Company’s shares or mergers, division and dissolution of the Company;

14) Decide on the establishment of the Company’s internal management structure;

15) Review and approve major reform matters in relation to the Company and its subsidiaries;

16) Decide on the authorization management system and authorization decision scheme of the Board of Directors;

17) Pursuant to the Chairman’s nomination to appoint or dismiss the Company’s president, the secretary of the Board of Directors and decide the remunerations thereof, and pursuant to the president’s nominations to appoint or dismiss the vice-presidents, the chief financial officer, the general economic officer, the chief engineer, the chief pilot and other senior management of the Company and decide the remunerations thereof;

......

43

The Board of Directors may set up General Committee, Strategy and Investment Committee, Audit and Risk Management Committee, Nomination Committee, Remuneration and Evaluation Committee and Aviation Safety Committee and other special committees. Each committee shall be comprised of directors, among which, the majority of Audit and Risk Management Committee, Nomination Committee, Remuneration and Evaluation Committee shall be independent directors and the convenor shall be independent director. In the Audit and Risk Management Committee, at least one independent director shall be an accounting professional. The Board of Directors may make adjustments to the committees or establish other special committees in accordance with the needs of the Company.

(1)   The major terms of reference of the General committee are: (i) to consider and make decisions on Company’s major transactions, major investments and major matters related to the daily operation activities as authorised by the Board of Directors; (ii) to supervise and inspect on the execution status of the decision-making matters of the Board of Directors.

(2)   ......

......

The Board of Directors may set up Strategy and Investment Committee, Audit and Risk Management Committee, Nomination Committee, Remuneration and Evaluation Committee and Aviation Safety Committee and other special committees. Each committee shall be comprised of directors, among which, the majority of Audit and Risk Management Committee, Nomination Committee, Remuneration and Evaluation Committee shall be independent directors and the convenor shall be independent director. In the Audit and Risk Management Committee, at least one independent director shall be an accounting professional. The Board of Directors may make adjustments to the committees or establish other special committees in accordance with the needs of the Company.

(1)......

......

46	Subject to the requirements of laws, administrative regulations, the listing rules of the stock exchange where the Company is listed and the Articles of Association, and in order to improve the Company’s decision- making efficiency, the Board of Directors shall give authorization to the General Committee, the Chairman of the Board of Directors or the general manager in accordance with the terms of reference.	Subject to the requirements of laws, administrative regulations, the listing rules of the stock exchange where the Company is listed and the Articles of Association, and in order to improve the Company’s decision- making efficiency, the Board of Directors shall give authorization to the Chairman of the Board of Directors or the general manager in accordance with the terms of reference.

53	The Company Secretary Bureau is established under the Board of Directors and its person in charge is the Secretary to the Board of Directors. The Secretary to the Board of Directors is senior management personnel of the Company and is responsible to the Board of Directors. The Secretary to the Board of Directors is nominated by the Chairman and dismissed by the Board of Directors.	The Board Office is established under the Board of Directors and its person in charge is the Secretary to the Board of Directors. The Secretary to the Board of Directors is senior management personnel of the Company and is responsible to the Board of Directors. The Secretary to the Board of Directors is nominated by the Chairman and dismissed by the Board of Directors.

64	Before issuing the notice of regular Board meeting, the Company Secretary Bureau shall sufficiently seek the opinion of all directors. The preliminary agenda shall be formed and passed to the Chairman for drafting.	Before issuing the notice of regular Board meeting, the Board Office shall sufficiently seek the opinion of all directors. The preliminary agenda shall be formed and passed to the Chairman for drafting.

66

...... a written proposal signed (or sealed) by the proposer shall be presented through the Company Secretary Bureau or to the Chairman directly. The written proposal shall contain the following items:

......

...... a written proposal signed (or sealed) by the proposer shall be presented through the Board Office or to the Chairman directly. The written proposal shall contain the following items: ......

66	The Company Secretary Bureau shall transfer the above written proposal and relevant materials to the Chairman on the date of receipt. Where the Chairman believes the proposal is not clear, specific or the relevant materials are inadequate, the proposer may be required to make modification or supplement.	The Board Office shall transfer the above written proposal and relevant materials to the Chairman on the date of receipt. Where the Chairman believes the proposal is not clear, specific or the relevant materials are inadequate, the proposer may be required to make modification or supplement.

79

The directors shall carefully read the documents relating to the meeting and shall express well-informed, independent and discreet opinions.

The directors are allowed to learn the information necessary for the decision-making from the Company Secretary Bureau, the meeting convener, the General Manager and other senior management staff, various special committees, accounting firms and law firms and other relevant personnel and institutions before the meeting, or may, while the meeting is underway, suggest to the presider that the aforesaid persons or institutions appear at the meeting to make relevant explanations.

The directors shall carefully read the documents relating to the meeting and shall express well-informed, independent and discreet opinions.

The directors are allowed to learn the information necessary for the decision-making from the Board Office, the meeting convener, the General Manager and other senior management staff, various special committees, accounting firms and law firms and other relevant personnel and institutions before the meeting, or may, while the meeting is underway, suggest to the presider that the aforesaid persons or institutions appear at the meeting to make relevant explanations.

84	After the voting of the directors present at the meeting, the Securities Representative and relevant personnel of the Company Secretary Bureau shall timely collect the directors’ votes, and submit to the Secretary to the Board of Directors to conduct counting under the supervision of a supervisor or an independent director.	After the voting of the directors present at the meeting, the Securities Representative and relevant personnel of the Board Office shall timely collect the directors’ votes, and submit to the Secretary to the Board of Directors to conduct counting under the supervision of a supervisor or an independent director.

95	In addition to the meeting minutes, the Secretary to the Board of Directors may also arrange the staff of the Company Secretary Bureau to work out a clear and concise meeting summary, and make a separate record of resolutions at the meeting based on the voting results.	In addition to the meeting minutes, the Secretary to the Board of Directors may also arrange the staff of the Board Office to work out a clear and concise meeting summary, and make a separate record of resolutions at the meeting based on the voting results.

103	the Company Secretary Bureau, Financial Department and relevant departments of the Company shall prepare the materials;	the Board Office, Financial Department and relevant departments of the Company shall prepare the materials;

103	the Company Secretary Bureau shall inform relevant departments.	the Board Office shall inform relevant departments.

103	the Company Secretary Bureau shall inform personnel department	the Board Office shall inform personnel department

103	the Company Secretary Bureau and relevant departments of the Company shall prepare the materials;	the Board Office and relevant departments of the Company shall prepare the materials;

103	the Company Secretary Bureau shall inform relevant departments	the Board Office shall inform relevant departments

103	the Company Secretary Bureau and relevant departments of the Company shall prepare the materials	the Board Office and relevant departments of the Company shall prepare the materials

103	the Company Secretary Bureau and relevant departments of the Company shall prepare the materials	the Board Office and relevant departments of the Company shall prepare the materials;

103	the Company Secretary Bureau and relevant departments of the Company shall prepare the materials	the Board Office and relevant departments of the Company shall prepare the materials;

103	the Company Secretary Bureau and relevant departments of the Company shall prepare the materials	the Board Office and relevant departments of the Company shall prepare the materials;

103	the Company Secretary Bureau shall draft the document and send it in the name of the Company.	the Board Office shall draft the document and send it in the name of the Company.

103	the Company Secretary Bureau and personnel department of the Company shall prepare the nominees’ materials;	the Board Office and personnel department of the Company shall prepare the nominees’ materials;

103	the Company Secretary Bureau shall draft the document and send it in the name of the Company.	the Board Office shall draft the document and send it in the name of the Company.

103	the Company Secretary Bureau shall inform relevant departments.	the Board Office shall inform relevant departments.

103	the Company Secretary Bureau shall inform the assigned external director and relevant departments.	the Board Office shall inform the assigned external director and relevant departments.

Except for the clause as stated above, other clauses in the Articles of Association and the Procedural Rules of the Board of Directors remain unchanged.

The Proposed Amendment are subject to the approval of the shareholders of the Company by way of a special resolution at a general meeting, and the obtaining of any approval, endorsement or registration (as applicable) from or with the relevant government authorities in the PRC.

A circular containing, inter alia, further details of the Proposed Amendment together with the notice of the general meeting will be despatched to the shareholders of the Company as soon as practicable.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

27 August 2021

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive directors.